PISMO COAST VILLAGE, INC.
                   165 SOUTH DOLLIVER STREET
                  PISMO BEACH CALIFORNIA 93449



By EDGAR and facsimile

June 1, 2009



Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549


RE: Pismo Coast Village, Inc.
    Form 10-KSB for the Fiscal Year Ended September 30, 2008
    Filed December 22, 2008; File No. 0-8463

Dear Mr. Woody:

Pismo Coast Village, Inc. ("PCV") filed its annual report on Form 10-KSB for its fiscal year ended September 30, 2008, with the Commission on December 22, 2008. You have reviewed and commented on that Form 10-KSB in a letter sent to PCV on March 30, 2009. This letter is in response to your follow-up comments in a letter dated May 11, 2009.

The following narrative addresses your comments (which we have repeated in CAPITAL LETTERS).

Form 10-KSB for the Year Ended September 30, 2008
-------------------------------------------------

General
-------

1.  WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT 3. PLEASE
    CLARIFY WHETHER YOU INTEND TO INCLUDE DISCLOSURE IN YOUR
    FUTURE FILINGS AS TO THE REASON WHY YOU DO NOT HAVE AN AUDIT
    COMMITTEE FINANCIAL EXPERT AS REQUIRED BY ITEM
    407(d)(5)(i)(c) OF REGULATION S-K.

    Until such time PCV has a financial expert serving upon the audit committee, the Company will disclose this item in future filings as required by Item 407(d)(5)(i)(c) of REGULATION S-K.


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Securities and Exchange Commission
June 1, 2009
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Item 13. Exhibits
-----------------

2. WE NOTE YOUR RESPONSES TO OUR PRIOR COMMENTS 1 AND 8. PLEASE TELL US WITH SPECIFICITY WHEN YOU INTEND TO FILE THESE AGREEMENTS AS EXHIBITS. FURTHER, PLEASE TELL US WHY YOU HAVE NOT FILED THE EMPLOYMENT AGREEMENT WITH MR. JAMISON OR PROVIDE US WITH A DETAILED LEGAL ANALYSIS AS TO WHY YOU BELIEVE YOU ARE NOT REQUIRED TO FILE THIS AGREEMENT.

    We will file the reports including the changes in the board, material contracts, and the employment agreement with Mr. Jamison by June 15, 2009. The agreement with Mr. Jamison not being filed was an oversight following his promotion from a non-reportable position.

3. WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT 9. PLEASE NOTE THAT PURSUANT TO ITEM 406(c)(1) THE CODE OF ETHICS MUST BE FILED AS AN EXHIBIT TO YOUR ANNUAL REPORT, AND THAT YOUR
    ITEM 406 OBLIGATION CANNOT BE SATISFIED THROUGH FILING THE CODE OF ETHICS AS AN EXHIBIT TO ANOTHER PERIODIC OR CURRENT REPORT. PLEASE CLARIFY FOR US HOW YOU INTEND TO SPECIFICALLY ADDRESS YOUR OBLIGATIONS UNDER ITEM 406 OF REGULATION S-K.

    Upon review of our code of ethics, following your review and comment, we have discovered that our board of directors only adopted the introduction on November 8, 2003. Therefore, a complete revised draft of the code that applies to our principal officers, board of directors, and employees will be presented to our executive committee for review and approval on June 20, 2009. Subsequent to ratification by the full board of directors on July 18, 2009, the code will be posted on the Company website and available on request at our corporate office. The code will also be filed as an exhibit to our 2009 annual report.

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 10, YET YOUR RESPONSE DOES NOT ADDRESS THE OMISSION OF A SIGNATURE FROM YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER FROM THIS FORM 10-K. AS PREVIOUSLY REQUESTED, PLEASE TELL US HOW YOU INTEND TO SATISFY THIS REQUIREMENT.

    An amendment to the 10-K will be filed that includes the entire periodic report and a new, corrected certification with our CFO Jack Williams signing as the principal accounting officer.

5.  WE NOTE IN RESPONSE TO PRIOR COMMENT 10 THAT YOU IDENTIFY
    MR. JAY JAMISON AS YOUR PRINCIPAL EXECUTIVE OFFICER. WE FURTHER NOTE THAT THE CERTIFICATIONS REQUIRED BY SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT AND INCLUDED AS EXHIBITS 31 AND 32 TO YOUR ANNUAL REPORT HAVE BEEN SIGNED BY MR. JERALD PETTIBONE. THESE CERTIFICATIONS SHOULD BE SIGNED BY YOUR PRINCIPAL EXECUTIVE OFFICER. PLEASE TELL US WHY YOU BELIEVE IT IS APPROPRIATE FOR THESE CERTIFICATIONS TO BE SIGNED BY MR. PETTIBONE AND NOT MR. JAMISON. ALTERNATIVELY, PLEASE FILE AN AMENDMENT TO THE 10-K THAT INCLUDES THE ENTIRE PERIODIC REPORT AND A NEW, CORRECTED CERTIFICATION.

    An amendment to the 10-K will be filed that includes the entire periodic report and a new, corrected certification with Mr. Jamison signing as principal executive officer.


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Securities and Exchange Commission
June 1, 2009
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REQUESTED REPRESENTATIONS

As requested in your letter, PCV hereby acknowledges as follows:

1. PCV is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. PCV may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing information completely responds to your comments. Please contact us if you have questions or require additional information.

Very truly yours,

JAY JAMISON

Jay Jamison
Chief Executive Officer


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